Mail Stop 4561



							December 30, 2008


By U.S. Mail and Facsimile (540) 465-5946


Mr. Harry S. Smith
President and Chief Executive Officer
First National Corporation
112 West King Street
Strasburg, Virginia 22657


Re: 	First National Corporation
Preliminary Proxy Statement on Schedule 14A
      File No. 000-23976


Dear Mr. Smith:

      We have completed our review of your filing. We have no further comments at this time.


						Sincerely,



						William C. Friar
						Senior Financial Analyst